UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

INTERNATIONAL BALER CORPORATION
(Name of the Issuer)

INTERNATIONAL BALER CORPORATION
AVIS INDUSTRIAL CORPORATION
AIC MERGER SUB, INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
459041-10-9
(CUSIP Number of Class of Securities)

International Baler Corporation D. Roger Griffin Chief Executive Officer 5400 Rio Grande Boulevard Jacksonville, Florida 32254 904-358-3812	Avis Industrial Corporation AIC Merger Sub, Inc. Gregory L. King, President & CEO 1909 S Main Street, P.O. Box 548 Upland, Indiana 46989 (765) 998-8100
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statements)
With copies to:
Laura M. Holm Fox Rothschild LLP 777 S. Flagler Drive West Tower – Suite 1700 West Palm Beach, Florida 33401 (561) 804-4408	Bradley C. Arnett Jeremy E. Hill Dentons Bingham Greenebaum LLP 312 Walnut Street, Suite 2450 Cincinnati, Ohio 45202(513) 455-7611
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

Introduction
This Rule 13e-3 Transaction Statement on Schedule 13E-3 (as it may be amended and/or supplemented from time to time, this “Schedule 13E-3”) is filed jointly by International Baler Corporation, a Delaware corporation (“Baler”), Avis Industrial Corporation, an Indiana corporation (“Avis”), and AIC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Avis (“Merger Sub”). This Schedule 13E-3 relates to the cash tender offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Baler owned by stockholders other than Avis (the “Shares”), at a price of $1.74 per Share, to the seller in cash, without interest, less any applicable withholding taxes (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 23, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Baler, Avis and Merger Sub. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Baler pursuant to Section 253 of the Delaware General Corporation Law, with Baler being the surviving corporation in the merger (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the Tender Offer Statement on Schedule TO filed by Merger Sub and Avis on April 20, 2022 (the “Schedule TO”), which contains as exhibits the Offer to Purchase, dated April 20, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal.
In response to the Offer, Baler filed a Solicitation/Recommendation Statement on Schedule 14D-9 on April 20, 2022 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are included as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning Baler, Avis and Merger Sub has been provided by such person and not by any other person.
Item 1.   Summary Term Sheet.
Item 1001 of Regulation M-A:
The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
Item 1002 of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning Baler” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Subject Company Information — Name and Address” is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer — Price Range of Shares; Dividends” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Subject Company Information — Securities” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under “The Tender Offer — Price Range of Shares; Dividends” is incorporated herein by reference.
(d)   The information set forth in the Offer to Purchase under “The Tender Offer — Price Range of Shares; Dividends” is incorporated herein by reference.
(e)   None.
(f)   None.

Item 3.   Identity and Background of Filing Person.
Item 1003(a)-(c) of Regulation M-A:
(a)   With respect to Baler, the information set forth in the Schedule 14D-9 under “Subject Company Information — Name and Address”, “Identity and Background of Filing Person — Business and Background of the Company’s Directors and Executive Officers” and “Annex I — Executive Officers and Directors of the Company” is incorporated herein by reference.
With respect to Avis and Merger Sub, the information set forth in the Offer to Purchase under “Special Factors — Rule 13E-3”, “The Tender Offer — Certain Information Concerning Purchaser and Avis”, “Annex A — Certain Information Regarding the Directors and Executive Officers of Avis” and “Annex B — Certain Information Regarding the Directors and Executive Officers of Purchaser” is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning Purchaser and Avis” is incorporated herein by reference.
(c)   With respect to Baler, the information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Business and Background of the Company’s Directors and Executive Officers” and “Annex I — Executive Officers and Directors of the Company” is incorporated herein by reference.
With respect to Avis and Merger Sub, the information set forth in the Offer to Purchase under “Annex A — Certain Information Regarding the Directors and Executive Officers of Avis” and “Annex B — Certain Information Regarding the Directors and Executive Officers of Purchaser” is incorporated herein by reference.
Item 4.   Terms of the Transaction.
Item 1004(a) and (c)-(f) of Regulation M-A:
(a)(1)(i)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  Securities Sought” and “Introduction” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger” is incorporated herein by reference.
(a)(1)(ii)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Price Offered Per Share” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger” is incorporated herein by reference.
(a)(1)(iii)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  Scheduled Expiration Date” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger” is incorporated herein by reference.
(a)(1)(iv)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Will there be a subsequent offering period?” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference.
(a)(1)(v)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?”, “Special Factors — The Merger Agreement” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger” is incorporated herein by reference.
(a)(1)(vi)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Until what time may I withdraw previously tendered Shares?” and “The Tender Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  How do I tender my Shares pursuant to the Offer?”, “Summary Term Sheet — How do I properly withdraw previously tendered Shares?”, “The Tender Offer — Procedures for Accepting the Offer and Tendering Shares” and “The Tender Offer — Withdrawal Rights” is incorporated herein by reference.
(a)(1)(viii)   The information set forth in the Offer to Purchase under “The Tender Offer —  Acceptance for Payment and Payment for Shares” and “The Tender Offer — Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.
(a)(1)(ix)   Not applicable.
(a)(1)(x)   Not applicable.
(a)(1)(xi)   Not applicable.
(a)(1)(xii)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  What are the U.S. federal income tax consequences of the Offer and the Merger?”, “Special Factors — Certain Effects of the Offer” and “The Tender Offer — Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.
(a)(2)(i)   The information set forth in the Offer to Purchase under “Introduction”, “Special Factors — The Merger Agreement” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger” is incorporated herein by reference.
(a)(2)(ii)   The information set forth in the Offer to Purchase under “Summary Term Sheet — If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?”, “Introduction” and “Special Factors — The Merger Agreement — The Merger” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger” is incorporated herein by reference.
(a)(2)(iii)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Why are you making the Offer” and “Special Factors — Purpose of the Offer; Plans for Baler” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.
(a)(2)(iv)   The information set forth in the Offer to Purchase under “Introduction”, “Special Factors — The Merger Agreement”, “The Tender Offer — Terms of the Offer” and “The Tender Offer — Certain Legal Matters; Regulatory Approvals — Stockholder Approval Not Required” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger” is incorporated herein by reference.
(a)(2)(v)   Not applicable.
(a)(2)(vi)   Not applicable.
(a)(2)(vii)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  What are the U.S. federal income tax consequences of the Offer and the Merger?”, “Special Factors — Certain Effects of the Offer” and “The Tender Offer — Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under “Special Factors — Interests of Certain Persons in the Offer” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements” and “Additional Information — Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

(d)   The information set forth in the Offer to Purchase under “Summary Term Sheet — If I object to the price being offered, will I have appraisal rights?”, “Introduction” and “The Tender Offer — Certain Legal Matters; Regulatory Approvals — Appraisal Rights” is incorporated herein by reference.
The information set forth in the Schedule 14D-9 under “Additional Information — Appraisal Rights” and “Annex II — Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.
(e)   The filing persons have not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.
(f)   Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
Item 1005(a)-(c) and (e) of Regulation M-A:
(a)   With respect to Baler, the information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
Not applicable with respect to Avis, Merger Sub and their respective directors and executive officers.
(b)   The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Baler” and “Special Factors — The Merger Agreement” and the information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements”, “The Solicitation or Recommendation — Background of the Offer and Merger” and “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Baler” and the information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and Parent and Certain of its Affiliates”, “The Solicitation or Recommendation — Background of the Offer and the Merger” and “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.
(e)   With respect to Baler, the information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger” and “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
With respect to Avis and Merger Sub, the information set forth in the Offer to Purchase under “Special Factors — The Merger Agreement” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
Item 1006(b) and (c)(1)-(8) of Regulation M-A:
(b)   The information set forth in the Offer to Purchase under “Special Factors — Purpose of the Offer; Plans for Baler” and “Special Factors — Certain Effects of the Offer” and the information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger” is incorporated herein by reference.
(c)(1)   The information set forth in the Offer to Purchase under “Introduction” and “Special Factors — Purpose of the Offer; Plans for Baler” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger”, “The Solicitation or Recommendation — Background of the Offer and the Merger” and “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.
(c)(2)   None.
(c)(3)   The information set forth in the Offer to Purchase under “The Tender Offer — Dividends and Distributions” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.
(c)(4)   The information set forth in the Offer to Purchase under “Special Factors — Purpose of the Offer; Plans for Baler” and “Special Factors — The Merger Agreement” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with the Company’s Directors and Executive Officers” is incorporated herein by reference.
(c)(5)   The information set forth in the Offer to Purchase under “Special Factors — Purpose of the Offer; Plans for Baler” is incorporated herein by reference.
(c)(6)   The information set forth in the Offer to Purchase under “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.
(c)(7)   The information set forth in the Offer to Purchase under “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.
(c)(8)   The information set forth in the Offer to Purchase under “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.
Item 7.   Purposes, Alternatives, Reasons and Effects.
Item 1013 of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Why are you making the Offer?” and “Special Factors — Purpose of the Offer; Plans for Baler” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Background of the Offer and the Merger”, “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” and “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Baler” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Background of the Offer and the Merger” and “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Why are you making the Offer?” and “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Baler” and “Special Factors — Purpose of the Offer; Plans for Baler” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Background of the Offer and the Merger” and “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.
(d)   The information set forth in the Offer to Purchase under “Summary Term Sheet — If I do not tender my Shares pursuant to the Offer, how will the Offer affect my Shares?”, “Summary Term Sheet — What are the U.S. Federal income tax consequences of the Offer and the Merger?”, “Special

Factors — Purpose of the Offer; Plans for Baler”, “Special Factors — Certain Effects of the Offer”, “Special Factors — Fairness of the Offer and the Merger”, “Special Factors — The Merger Agreement”, “The Tender Offer — Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”, “The Tender Offer — Dividends and Distributions” and “The Tender Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger”, “Past Contacts, Transactions, Negotiations and Agreements”, “The Solicitation or Recommendation — Background of the Offer and the Merger”, “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” and “Additional Information” is incorporated herein by reference.
Item 8.   Fairness of the Transaction.
Item 1014 of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “Summary Term Sheet — What does the Baler Board recommend?”, “Introduction”, “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Baler”, “Special Factors — The Recommendation of the Baler Board”, “Special Factors — Fairness of the Offer and the Merger”, “Special Factors — The Merger Agreement” and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Recommendations of the Special Committee and the Board of Directors”, “The Solicitation or Recommendation — Background of the Offer and the Merger” and “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under “Special Factors — Fairness of the Offer and the Merger” and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Recommendations of the Special Committee and the Board of Directors”, “The Solicitation or Recommendation — Background of the Offer and the Merger”, “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger”, “The Solicitation or Recommendation — Financial Analysis of Offer” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under “Summary Term Sheet — What are the most significant conditions to the Offer and the Merger”, “Summary Term Sheet — Will the Offer by followed by the Merger if all of the Shares are not tendered in the Offer?”, “Introduction”, “Special Factors — Purpose of the Offer; Plans for Baler”, “Special Factors — Fairness of the Offer and the Merger”, “Special Factors — Merger Agreement; Other Agreements”, “The Tender Offer — Conditions to the Offer and Merger” and “The Tender Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person — Tender Offer and Merger” is incorporated herein by reference.
(d)   The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference. A majority of directors who are not employees of Baler has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the transaction.
(e)   The information set forth in the Offer to Purchase under “Summary Term Sheet — What does the Baler Board recommend?”, “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Baler”, “Special Factors — The Recommendation of the Board of Directors of Baler”, “Special Factors — The Merger Agreement” and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Recommendations of the Special Committee and the Board of Directors”, “The Solicitation or Recommendation — Background of the Offer and the Merger” and “The Solicitation or Recommendation — Reasons for

the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.
(f)   The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Baler” and “Special Factors — Fairness of the Offer and the Merger” and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Background of the Offer and the Merger” and “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.
Item 9.    Reports, Opinions, Appraisals and Negotiations.
Item 1015 of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “Special Factors — The Merger Agreement”, “Special Factors — Fairness of the Offer and the Merger” and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Background of the Offer and the Merger”, “The Solicitation or Recommendation — Financial Analysis of Offer” is incorporated herein by reference.
(b)   The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Background of the Offer and the Merger”, “The Solicitation or Recommendation — Financial Analysis of Offer”, and “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.
(c)   The reports, opinions or appraisals referenced in this Item 9 are filed with the Schedule 14D-9 and will be made available for inspection and copying at the principal executive offices of Baler during its regular business hours by any interested Baler stockholder or representative who has been so designated in writing.
Item 10.   Source and Amount of Funds or Other Consideration.
Item 1007 of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Do you have the financial resources to pay for all Shares?” and “The Tender Offer — Source and Amount of Funds” is incorporated herein by reference.
(b)   None.
(c)   The information set forth in the Offer to Purchase under “The Tender Offer — Fees and Expenses” and the information set forth in the Schedule 14D-9 under “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.
(d)   Not applicable.
Item 11.   Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  What percentage of Shares do you or your affiliates currently own?” and “The Tender Offer — Certain Information Concerning Purchaser and Avis” is incorporated herein by reference.
(b)   The information set forth in the Schedule 14D-9 under “Interest in Securities of the Subject Company” is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation.
Item 1012(d) and (e) of Regulation M-A:
(d)   The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Intent to Tender” is incorporated herein by reference. Neither the Offer nor the Merger will require the vote of Baler’s stockholders.
(e)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Baler Board Recommendation”, “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Baler”, “Special Factors — The Recommendation of the Board of Directors of Baler” and “Special Factors — The Merger Agreement”, and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation — Recommendations of the Special Committee and the Board of Directors” and “The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.
Item 13.   Financial Statements.
Item 1010(a) and (b) of Regulation M-A:
(a)   The financial statements of Baler are incorporated herein by reference to “Part II —Item 8 — Financial Statements and Supplementary Data” of Baler’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021 and “Part I — Item 1 — Financial Statements” of Baler’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2022, which are filed with the Securities and Exchange Commission, and which may be inspected and copies obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov. The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning Baler” is incorporated herein by reference.
The historical financial statements of Avis and Merger Sub are not material to the Offer because (i) the consideration offered consists solely of cash; (ii) the offer is not subject to any financing condition; and (iii) the offer is for all outstanding securities of the subject class. See the information set forth in the Offer to Purchase under “The Tender Offer — Source and Amount of Funds”.
(b)   Not applicable.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.
Item 1009 of Regulation M-A:
(a)   With respect to Baler, the information set forth in the Schedule 14D-9 under “Persons/Assets Retained, Employed, Compensated or Used “ is incorporated herein by reference.
With respect to Avis and Merger Sub, the information set forth in the Offer to Purchase under “The Tender Offer — Fees and Expenses” is incorporated herein by reference.
(b)   With respect to Baler, the information set forth in the Schedule 14D-9 under “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.
Neither Avis nor Merger Sub employed or used any officer, employee or corporate asset of Baler in connection with the Offer and the transactions contemplated thereby.
Item 15.   Additional Information.
Item 1011(b) and (c) of Regulation M-A:
(b)   None.
(c)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 16.   Exhibits.
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated April 20, 2022.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Baler’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baler with the Securities and Exchange Commission on April 20, 2022).
(b)	None.
(c)	None.
(d)	Agreement and Plan of Merger, dated as of March 23, 2022, by and among Avis, Baler and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Baler with the Securities and Exchange Commission on March 25, 2022).
(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Offer to Purchase and Annex II to Baler’s Solicitation/Recommendation Statement on Schedule 14D-9).
(g)	None.
107	Filing Fee Table.
* * * * * *

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 20, 2022
INTERNATIONAL BALER CORPORATION
By:
/s/ D. Roger Griffin

Name:
D. Roger Griffin

Title:
Chief Executive Officer

AVIS INDUSTRIAL CORPORATION
By:
/s/ Gregory L. King

Name:
Gregory L. King

Title:
President and Chief Executive Officer

AIC MERGER SUB, INC.
By:
/s/ Gregory L. King

Name:
Gregory L. King

Title:
President and Chief Executive Officer